SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                         For the month of October, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes    X          No    T
            ---------             ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A


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This Form 6-K consists of:

The announcement of the resolutions of the Fifth meeting of the Third Session of the Board of Directors of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on October 27, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge
                                                                   -----------

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: October 31, 2006

                               [GRAPHIC OMITTED]
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 386)

  Announcement of the Resolutions of the Fifth Meeting of the Third Session of
                             the Board of Directors

                       (Overseas Regulatory Announcement)

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Sinopec Corp and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
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The fifth meeting (the "Meeting") of the Third Session of the Board of
Directors of China Petroleum & Chemical Corporation ("Sinopec Corp") was convened by way of written resolutions on 27 October 2006, at which the resolutions relating to the results of Sinopec Corp for the third quarter of the year of 2006, the adjustment to the capital expenditure plan for the year of 2006 and the appointment of Mr. Jiao Fangzheng as Vice-President of Sinopec Corp were considered and reviewed.

The following resolutions were passed at the Meeting:

1. THAT the results of Sinopec Corp for the third quarter of the year of 2006 be approved;

2. THAT the adjustment to the capital expenditure plan for the year of 2006 be approved, with the scale of the investment plan of Sinopec Corp for the year of 2006 increased from RMB70,000 million to RMB80,391 million;

3. THAT, upon the recommendation of the President, Mr. Jiao Fangzheng be appointed Vice-Chairman of Sinopec Corp.

                                    For and on behalf of the Board of Directors
                                         China Petroleum & Chemical Corporation
                                                                        Chen Ge
                                            Secretary to the Board of Directors


Beijing, PRC, 27 October 2006

As at the date of this announcement, the executive directors of Sinopec Corp are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.